UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.)*

Nerdy Inc.
(Name of Issuer)
Class A Common Stock, $0.0001 par value per share
(Class of Securities)
64081V109
(CUSIP Number)
Christopher Swenson
Nerdy Inc.
101 S. Hanley Rd., Suite 300
St. Louis, MO 63105
Telephone: (314) 412-1227
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 20, 2021
(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☐
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Charles Cohn
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):Source of Funds (See Instructions): AF, OO
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power: 42,135,365(1)
	(8)	Shared Voting Power: 0
	(9)	Sole Dispositive Power: 40,178,975(2)
	(10)	Shared Dispositive Power: 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 42,135,365(1)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 33.4% (1) (3)
(14)	Type of Reporting Person (See Instructions): IN
(1)Consists of common stock held by (i) Charles K. Cohn VT Trust U/A/D May 26, 2017 and (ii) Cohn Investments, LLC. Mr. Cohn is the beneficial owner of the Charles K. Cohn VT Trust U/A/D May 26, 2017 and the sole managing member of Cohn Investments, LLC. Additionally, the amount includes 1,956,390 Earnout Shares (as defined and described in Item 5 of this Statement) and 1,195,376 OpCo Warrants (as defined in Item 3 of this Statement).
(2)Consists of common stock held by (i) Charles K. Cohn VT Trust U/A/D May 26, 2017 and (ii) Cohn Investments, LLC. Mr. Cohn is the beneficial owner of the Charles K. Cohn VT Trust U/A/D May 26, 2017 and the sole managing member of Cohn Investments, LLC. Additionally, the amount includes 1,195,376 OpCo Warrants (as defined in Item 3 of this Statement).
(3)The percent of class was calculated based on (i) 83,912,796 shares of Class A Common Stock and (ii) 42,135,365 shares of Class B Common Stock, Earnout Shares (as defined and described in Item 5 of this Statement), and OpCo Warrants (as defined in Item 3 of this Statement).

ITEM 1. SECURITY AND ISSUER.
This statement relates to shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Nerdy Inc., a Delaware corporation (formerly known as TPG Pace Tech Opportunities Corp.) (the “Company”). The Company’s principal executive offices are located at 101 S. Hanley Rd., Suite 300, St. Louis, Missouri 63105.
ITEM 2. IDENTITY AND BACKGROUND.
(a) This Statement is filed by Charles Cohn (the “Reporting Person”).
(b) The residence of the Reporting Person is c/o Nerdy Inc., 101 S. Hanley Rd., Suite 300, St. Louis, MO 63105
(c) The Reporting Person is a founder of the Company and is currently the Chairman of the Board of Directors and Chief Executive Officer of the Company.
(d), (e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of the United States.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
The securities reported herein were received as consideration in connection with a Business Combination (as defined below).
On September 20, 2021 (the “Closing Date”), the Company, consummated the business combination (the “Closing”) pursuant to that certain Business Combination Agreement, dated as of January 28, 2021 (as amended on March 19, 2021, on July 14, 2021, on August 11, 2021 and on August 18, 2021, the “Business Combination Agreement”) by and among the Company, TPG Pace Tech Merger Sub LLC, a Delaware limited liability company (“TPG Pace Merger Sub”), Live Learning Technologies LLC, a Delaware limited liability company (“Nerdy LLC”), the Reporting Person and the other signatories party thereto. The transactions contemplated by the Business Combination Agreement are collectively referred to herein as the “Business Combination.”
Pursuant to the Business Combination Agreement and in connection therewith, TPG Pace Merger Sub merged with and into Nerdy LLC (the “Merger”), with Nerdy LLC (“OpCo”) surviving such merger, pursuant to which the Reporting Person exchanged their Nerdy LLC common units for a blended consideration consisting of cash, limited liability company units in Nerdy LLC (the “OpCo Units”), shares of the Company’s Class B common stock, par value $0.0001 per share (“Class B Common Stock”) in an equivalent number to the OpCo Units received, Earnout Shares (as defined and described in Item 5 of this Statement) of the Company’s Class B Common Stock, and warrants to purchase OpCo Units (“OpCo Warrants”) (the exercise of which would result in the issuance of one corresponding share of Class B Stock).
The Business Combination was accomplished through an Up-C structure, and the mix of consideration received reflects the implementation of such structure. The Reporting Person is also entitled to receive additional future consideration with respect to the Business Combination in the form of amounts payable under the Tax Receivable Agreement as described in Item 6 below.
The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement and the Amendments thereto, included with this Statement as Exhibits 2 through 5 and are incorporated herein by reference.
ITEM 4. PURPOSE OF TRANSACTION.
The Reporting Person acquired the Common Stock for investment purposes. Depending on the factors discussed herein, the Reporting Person may, from time to time, investigate, evaluate, discuss, negotiate or agree to acquire additional shares of Common Stock in the open market, in connection with issuances by the Company or sales by other stockholders in transactions registered under the Securities Act of 1933, as amended (the “Securities Act”), in privately negotiated transactions or otherwise and/or investigate, evaluate, discuss, negotiate or agree to retain and/or sell or otherwise dispose of all or a portion of shares of Common Stock in the open market, through transactions registered under the Securities Act, through privately negotiated transactions to the Company or third parties or through distributions to their respective partners, or otherwise. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price levels of the Common Stock; general market and economic conditions; ongoing evaluation of the

Company’s business, financial condition, operating results and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.
Except as set forth herein, the Reporting Person has no present plans or proposals that relate to or which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
The information set forth in or incorporated by reference in Items 3, 4 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.
(a) and (b)
•Amount beneficially owned: 42,135,365
•Percent of Class: 33.4%
•Number of shares the Reporting Person has:
•Sole power to vote or direct the vote: 42,135,365
•Shared power to vote: 0
•Sole power to dispose or direct the disposition of: 40,178,975
•Shared power to dispose or direct the disposition of: 0
The amount beneficially owned consists of common stock held by (i) Charles K. Cohn VT Trust U/A/D May 26, 2017 and (ii) Cohn Investments, LLC. Mr. Cohn is the beneficial owner of the Charles K. Cohn VT Trust U/A/D May 26, 2017 and the sole managing member of Cohn Investments, LLC. Additionally, the amount beneficially owned includes 1,956,390 Earnout Shares (as defined and described below) and and 1,195,376 OpCo Warrants (as defined in Item 3 of this Statement).
The percent of class was calculated based on (i) 83,912,796 shares of Class A Common Stock and (ii) 42,135,365 shares of Class B Common Stock, Earnout Shares (as defined and described below) and OpCo Warrants (as defined in this Item 3 of this Statement).
The number of shares with the sole power to vote or direct the vote consists of common stock held by (i) Charles K. Cohn VT Trust U/A/D May 26, 2017 and (ii) Cohn Investments, LLC. Mr. Cohn is the beneficial owner of the Charles K. Cohn VT Trust U/A/D May 26, 2017 and the sole managing member of Cohn Investments, LLC. Additionally, the number of shares with the sole power to vote or direct the vote includes 1,956,390 Earnout Shares (as defined and described below) and 1,195,376 OpCo Warrants (as defined in Item 3 of this Statement).
The number of shares with the sole power to dispose or direct the disposition of consists of common stock held by (i) Charles K. Cohn VT Trust U/A/D May 26, 2017 and (ii) Cohn Investments, LLC. Mr. Cohn is the beneficial owner of the Charles K. Cohn VT Trust U/A/D May 26, 2017 and the sole managing member of Cohn Investments, LLC. Additionally, the number of shares with the sole power to dispose or direct the disposition of includes 1,195,376 OpCo Warrants (as defined in Item 3 of this Statement).
The Earnout Shares shall vest and be released upon the satisfaction of certain share price vesting conditions (the “Earnout Shares”) as follows: (i) if, at any time prior to September 20, 2026 (the “Earnout Period”) the volume-weighted average price (“VWAP”) of the Common Stock equals or exceeds $12.00 per share for any 20 trading days within a 30-trading day period, one-third (⅓) of the Earnout Shares shall vest; (ii) if, at any time during the Earnout Period, the VWAP of the Issuer’s Common Stock equals or exceeds $14.00 per share for any 20 trading days within a 30-trading day period, an additional one-third (⅓) of the Earnout Shares shall vest; and (iii) if, at any time during the Earnout Period, the VWAP of the Issuer’s Common Stock equals or exceeds $16.00 per share for any 20 trading days within a 30-trading day period, an additional one-third (⅓) of the Earnout Shares shall vest.
(c) Except as described in Item 3 above and in this Item 5(c), the Reporting Person has not effected any transactions in the Common Stock during past sixty days (other than the transfers among trusts and changes to trustees of certain trusts described in Item 3 above).
(d) Not applicable
(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Stockholders’ Agreement
Concurrently with the execution of the Business Combination Agreement, the Company, TPG Pace Tech Opportunities Sponsor, Series LLC, a Delaware limited liability company (“Sponsor”), the Reporting Person and the other stockholders party thereto entered into the Stockholders’ Agreement, which governs certain rights and obligations of the parties, and, among other things, sets forth certain requirements regarding the composition of the Nerdy Inc. Board.
Under the Stockholders’ Agreement, the Nerdy Inc. Board will be, subject to certain exceptions, comprised of seven members, divided into three classes, comprised of three directors designated by the Reporting Person; one director designated by Learn Capital; one director designated by TCV VIII (A); one director designated by Sponsor; and one director nominated in accordance with Nerdy Inc.’s constituent documents who meets certain diversity and independence standards. Cohn’s nomination rights will be reduced in relation to his ownership percentage. The nomination rights of each of Sponsor, Learn Capital and TCV VIII (A) will continue for so long as it and its affiliates hold at least 50% of the Common Stock such party holds at the Closing. In addition, the Stockholders’ Agreement sets forth certain transfer restrictions with respect to the Class A Common Stock, including a six-month lock-up provision.
Founder Equity Award Agreement
On September 20, 2021, Mr. Cohn was granted a performance restricted stock unit award covering a maximum of 9,258,298 shares of Class A Common Stock (the “Founder and CEO Performance Award”). The Founder and CEO Performance Award vests upon the satisfaction of a service condition and achievement of certain stock price goals, as described below.
The Founder and CEO Performance Award is eligible to vest based on Nerdy Inc.’s stock price performance over a seven-year period after September 20, 2021. To vest in the award, Mr. Cohn must remain employed as Nerdy Inc.’s Chief Executive Officer or Executive Chairman through the date a stock price hurdle is achieved, subject to certain exceptions. The Founder and CEO Performance Award is divided into seven equal tranches that are eligible to vest based on the achievement of stock price goals that occur at $18.00, $22.00, $26.00, $30.00, $34.00, $38.00, and $42.00 per share, measured based on an average of our stock price over a consecutive 90 calendar-day period during the performance period, which will be adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events. To the extent a stock price hurdle is achieved and shares of Class A Common Stock are delivered to Mr. Cohn, he will generally be limited in his ability to transfer the net after-tax shares, except for estate planning purposes, for two years following the vesting date.
Tax Receivable Agreement
On the Closing Date, the Company entered into a tax receivable agreement (the “Tax Receivable Agreement”) with holders of OpCo Units (the “TRA Holders”). The Tax Receivable Agreement generally provides for the payment by the Company to the TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that the Company actually realizes in periods after the Business Combination as a result of: (i) certain increases in tax basis that occur as a result of (A) the Business Combination (including as a result of cash received in the Business Combination and debt repayment occurring in connection with the Business Combination) or (B) exercises of the redemption or call rights set forth in the OpCo LLC Agreement; and (ii) imputed interest deemed to be paid by the Company and additional basis arising from any payments under the Tax Receivable Agreement. The rights of the TRA Holders (including the right to receive payments) under the Tax Receivable Agreement are transferable by the TRA Holders as long as the transferee of such rights has executed and delivered, or, in connection with such transfer, executes and delivers, a joinder to the Tax Receivable Agreement. Payments generally will be made under the Tax Receivable Agreement as the Company realizes actual cash tax savings in periods after consummation of the Business Combination from the tax benefits covered by the Tax Receivable Agreement.
Second Amended and Restated Limited Liability Company Agreement of OpCo

Following the Closing, the Company will operate its business through OpCo. On the Closing Date, the Company and the other holders of OpCo Units entered into the Second Amended and Restated Limited Liability Company Agreement of OpCo (the “OpCo LLC Agreement”), which sets forth the rights and obligations of the holders of OpCo Units, including the redemption right (together with the surrender and delivery of the same number of shares of Class B Common Stock) for an equivalent number of shares of Class A Common Stock, the exercise of which is subject to a six-month lock-up provision. Under the OpCo LLC Agreement, OpCo will be managed by a five person board of managers, composed of three persons that were designated by the Company and two persons that were designated by holders of a majority of the OpCo Units held by members of OpCo other than the Company.

The foregoing summaries do not purport to be complete, and are qualified in their entirety by reference to the Stockholders’ Agreement, Registration Rights Agreement, Tax Receivables Agreement and OpCo LLC Agreement included with this Statement as Exhibits 6 through 9, respectively, and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description
1	Business Combination Agreement, dated January 28, 2021(incorporated by reference to Annex A-I to the Company’s 424b3, filed on August 19, 2021).

2	First Amendment to the Business Combination Agreement, dated March 19, 2021 (incorporated by reference to Annex A-II to the Company’s 424b3, filed on August 19, 2021).

3	Second Amendment to the Business Combination Agreement, dated July 14, 2021 (incorporated by reference to Annex A-III to the Company’s 424b3, filed on August 19, 2021).

4	Third Amendment to the Business Combination Agreement, dated August 11, 2021 (incorporated by reference to Annex A-IV to the Company’s 424b3, filed on August 19, 2021).

5	Fourth Amendment to the Business Combination Agreement, dated August 18, 2021 (incorporated by reference to Annex A-V to the Company’s 424b3, filed on August 19, 2021).

6	Stockholders’ Agreement, dated January 28, 2021 (incorporated by reference to Annex E to the Company’s 424b3, filed on August 19, 2021).

7	Forms of Award Agreements under the Nerdy Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Form 8-K filed on September 24, 2021).

8	Tax Receivable Agreement, dated September 20, 2021 (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K filed on September 24, 2021).

9	Second Amended and Restated Limited Liability Company Agreement of OpCo (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on September 24, 2021).

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Charles Cohn

Date: February 11, 2022	By:	/s/ Charles Cohn

Notice Address:

c/o Nerdy Inc.
101 S. Hanley Rd., Suite 300
St. Louis, MO 63105
Telephone: (314) 412-1227